UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2002

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[ ]	Form 40-F	[ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                 .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: July 23, 2002	By /s/ RANDY MILNER

	Name:	Randy Milner
	Title:	Assistant General Counsel and Corporate Secretary

NEWS RELEASE
Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll Free: 1-800-661-8851

For immediate release

METHANEX REPORTS IMPROVED Q2 RESULTS ON METHANOL PRICE STRENGTH

July 17, 2002

Methanex Corporation recorded net income of US$15.7 million (US$0.12 per share) and generated EBITDA (earnings before interest, income taxes, depreciation and amortization) of US$52.0 million for the second quarter ended June 30, 2002. The second quarter 2002 results compare to a net loss of US$17.4 million (US$0.13 per share) and EBITDA of US$10.6 million for the first quarter 2002, and to net income of US$40.3 million (US$0.25 per share) and EBITDA of US$86.8 million for the same period in 2001.

Pierre Choquette, President and CEO of Methanex commented, “We are now beginning to realize the benefits of tight methanol market conditions that started late in the first quarter. At US$138 per tonne, our average realized price for the second quarter was 24% higher than first quarter levels. Pricing strength is continuing into the third quarter. Our non-discounted US reference price for July is US$206 per tonne (US$0.62 per gallon), up from US$140 per tonne (US$0.42 per gallon) three months earlier. In addition, the European third quarter 2002 contract list price is EURO 208, or approximately US$205 per tonne (US$0.62 per gallon), a 43% improvement over the second quarter. Our low cost position combined with this strong methanol price environment should translate into even stronger financial results for the third quarter. The current tight methanol market conditions are further supported by the fact that there is minimal new capacity due to impact the market prior to 2004.”

Mr. Choquette continued, “During the second quarter we were pleased to raise US$200 million through the issue of 8.75% senior notes due August 15, 2012. The proceeds will be used to repay the US$150 million 7.40% notes due August 15, 2002 and for general corporate purposes.”

Mr. Choquette followed, “We continue to enjoy excellent financial strength and flexibility. Cash on hand at the end of June 2002 was US$441 million, of which US$150 million will be used to repay the notes due August 2002, and we also have an undrawn US$291 million credit facility.” Mr. Choquette concluded, “We have the financial capacity to complete our capital maintenance spending program, fund our equity contribution for the construction of our new plant in Trinidad, repay the notes due August 2002 and pursue new opportunities to enhance our strategic position in methanol.”

A conference call is scheduled for Thursday, July 18 at 11:00 am EDT (8:00 am PDT) to review these second quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The security passcode for the call is 75577. A playback version of the conference call will be available until July 25th at (877) 653-0545. The reservation number for the playback version is 148069. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com.

Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

– end –

Inquiries: Chris Cook Manager, Investor Relations Brad Boyd Corporate Controller and Director, Investor Relations	Information in this news release and the attached management’s discussion and analysis may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol and carrying out major capital expenditure projects. Please also refer to page 28 of our 2001 Annual Report for more information on forward-looking statements.

2 Interim Report
For the three months
ended June 30, 2002

At June 30, 2002, the number of common shares outstanding was 125,729,542.

Contact Information
Methanex Investor Relations
1800 – 200 Burrard Street
Vancouver, BC Canada V6C 3M1	Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Exchange under the symbol MX and on The Nasdaq Stock Market under the symbol MEOH.

Transfer Agents & Registrars
CIBC Mellon Trust Company
393 University Avenue, 5th Floor
Toronto, Ontario, Canada M5G 2M7
Toll free in North America:
1-800-387-0825	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.methanex.com. E-mail: invest@methanex.com Methanex Toll-Free: 1-800-661-8851

Management’s Discussion and Analysis

Except where otherwise noted, all currency amounts are stated in United States dollars.

This second quarter, 2002 Management’s Discussion and Analysis should be read in conjunction with the annual consolidated financial statements and the Management’s Discussion and Analysis included in the 2001 Annual Report.

($ millions, except where noted)	2002			2001

	Three months	Three months	Six months	Three months	Six months
	ended	ended	ended	ended	ended
	June 30	March 31	June 30	June 30	June 30

Sales volumes (thousands of tonnes)
Company produced	1,489	1,431	2,920	1,296	2,541
Purchased and commission	312	352	664	550	1,176

	1,801	1,783	3,584	1,846	3,717
Average realized methanol price ($ per tonne)	$138	$111	$125	$200	$213
Net income (loss)	$15.7	$(17.4)	$(1.7)	$40.3	$109.1
EBITDA [1]	$52.0	$10.6	$62.6	$86.8	$209.7
Operating income (loss)	$23.1	$(17.5)	$5.6	$60.0	$155.4
Cash flows from operating activities [2]	$46.5	$10.0	$56.5	$78.0	$184.6
Basic and diluted net income (loss) per share	$0.12	$(0.13)	$(0.01)	$0.25	$0.67

[1]	EBITDA represents net income (loss) before income taxes, interest expense, interest and other income, depreciation and amortization, and asset restructuring charges, if any. EBITDA can be calculated by adding depreciation and amortization back to operating income. EBITDA should be considered in addition to, and not as a substitute for, operating income (loss), net income (loss), cash flows and other measures of financial performance reported in accordance with generally accepted accounting principles. EBITDA differs from cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas primarily because it does not include cash flows from interest, income taxes and asset restructuring charges. Our method of computing EBITDA may not be comparable to similarly titled measures reported by other companies.

[2]	Before changes in non-cash working capital and the utilization of prepaid natural gas.

Results from Operations

For the second quarter ended June 30, 2002, we recorded net income of $15.7 million ($0.12 per share) and EBITDA of $52.0 million. This compares to a net loss of $17.4 million ($0.13 per share) and EBITDA of $10.6 million for the first quarter ended March 31, 2002 and net income of $40.3 million ($0.25 per share) and EBITDA of $86.8 million for the second quarter ended June 30, 2001. For the six month period ended June 30, 2002, we recorded a net loss of $1.7 million ($0.01 per share) and EBITDA of $62.6 million compared with net income of $109.1 million ($0.67 per share) and EBITDA of $209.7 million for the same period in 2001.

METHANEX CORPORATION 2002 SECOND QUARTER REPORT 1

EBITDA

The change in EBITDA resulted from:

	Q2-2002	Q2-2002	YTD Q2-2002
	compared with	compared with	compared with
($ millions)	Q1-2002	Q2-2001	YTD Q2-2001

Higher (lower) realized price of produced methanol	40	(92)	(260)
Lower cash cost	—	31	58
Higher sales volume of produced methanol	1	18	40
Higher margin on the sale of purchased methanol	1	8	13
Other, net	(1)	—	2

Increase (decrease) in EBITDA	41	(35)	(147)

Higher (lower) realized price of produced methanol — Methanol prices are characterized by volatility and are affected by the methanol demand / supply balance, which is influenced by global industry capacity, industry operating rates and the strength of demand.

Shutdowns of high cost capacity resulted in a tight demand / supply balance and higher methanol prices from mid- 2000 to mid-2001. Methanol prices declined substantially in the second half of 2001, consistent with general economic conditions, and remained low in the first quarter of 2002. Supply limitations combined with some early signs of a recovery in demand have resulted in tight market conditions and higher methanol prices during the second quarter of 2002 and into the third quarter.

Our average realized price for the second quarter of 2002 of $138 per tonne was $27 per tonne, or 24%, higher than the first quarter of 2002 price of $111 per tonne. The higher average realized price for produced methanol resulted in a $40 million increase in EBITDA in comparison with the first quarter of 2002.

Lower cash cost — The most significant components of our cash costs are natural gas costs and distribution costs associated with delivering methanol to customers from our production facilities.

Our cash costs for the second quarter of 2002 remained consistent with the first quarter of 2002 as lower natural gas costs for our facilities in Chile were primarily offset by increased natural gas costs for our Kitimat facility.

Our cash costs decreased by $31 million for the second quarter of 2002 compared with the same period in 2001 and decreased by $58 million for the six-month period ended June 30, 2002 compared with the same period in 2001. Approximately half of the cash cost improvement for both periods relates to lower natural gas costs in Chile and North America. The remainder of the decrease in cash costs relates primarily to lower fixed costs because of the shutdown of the Medicine Hat facility during the second half of 2001 and to lower ocean freight and other logistics costs. The decrease in ocean freight costs is a result of focussed initiatives to reduce our vessel costs and more efficient shipping patterns. Our other logistics costs are lower primarily because of a decrease in the European import duty rate and lower overall duties as a result of lower methanol prices.

Higher sales volume of produced methanol — The increase in sales volume of produced methanol is primarily the result of higher production volumes at our facilities in 2002.

Higher margin on the sale of purchased methanol — We earned a margin of $2 million on the sale of purchased methanol in the second quarter of 2002 compared with a margin of $1 million in the first quarter of 2002 and a loss of $6 million in the second quarter of 2001. For the six-month period ended June 30, 2002 we earned a margin of $3 million compared with a loss of $10 million for the same period in 2001.

METHANEX CORPORATION 2002 SECOND QUARTER REPORT 2

Depreciation and Amortization

Depreciation and amortization expense for the second quarter of 2002 was $29 million compared with $27 million for the second quarter of 2001. For the six-month period ended June 30, 2002 depreciation and amortization expense was $57 million compared with $54 million for the same period in 2001. The increase for both periods primarily relates to an increase in the volume of produced methanol sold.

Interest Expense and Interest and Other Income

Interest Expense — Interest expense for the second quarter of 2002 was $7 million compared with $8 million for the second quarter of 2001. For the six-month period ended June 30, 2002 interest expense was $13 million compared with $16 million for the same period in 2001. The decrease for both periods is primarily due to the capitalization of interest for the construction of the Atlas methanol facility in Trinidad.

Interest and Other Income — Interest and other income for the second quarter of 2002 was $4 million compared with $5 million for the second quarter of 2001. For the six-month period ended June 30, 2002 interest and other income was $6 million compared with $9 million for the same period in 2001. A decrease in interest income in 2002 relating mainly to lower interest rates was primarily offset by foreign exchange gains recorded during the second quarter of 2002.

Income Taxes

The effective income tax rate for the second quarter of 2002 was 24% compared with 28% for the second quarter of 2001.

Operating Performance

For the quarter ended June 30, 2002, we operated our production facilities, excluding the idled Medicine Hat and Fortier plants, at 98% of capacity compared with 92% for the first quarter of 2002. During the first quarter of 2002 we had unplanned shutdowns for repairs at our facilities in Chile and New Zealand. In June 2002 we had an unplanned 17-day shutdown at our Kitimat facility due to a landslide that damaged the pipeline through which natural gas is supplied to the plant.

Demand/Supply Fundamentals

The demand/supply fundamentals are currently very favourable. Unplanned methanol plant outages in the first quarter of 2002 and into the second quarter, particularly in Asia, the Middle East and Africa continue to impact the methanol market. Unplanned methanol plant outages have been typical of historical industry operating performance. These industry supply limitations combined with some early signs of a recovery in demand as the global economy starts to improve have resulted in low inventory levels, tight market conditions and higher methanol prices at a time when only limited new capacity is expected to impact the market to the end of 2003.

Methanol prices strengthened significantly during the second quarter of 2002 and remain strong early in the third quarter. The Methanex non-discounted U.S. reference price is $206 per tonne ($0.62 per gallon) for July compared with $140 per tonne ($0.42 per gallon) for April. In Europe, the third quarter of 2002 contract transaction price settled at EURO 208 before discounts ($205 per tonne at the time of settlement) an improvement of EURO 63, or 43%, over the second quarter of 2002. Spot prices in the United States are currently approximately $213 per tonne ($0.64 per gallon). Prices in Asia are currently between $175 and $189 per tonne.

MTBE

In April 2002, the U.S. Senate passed a comprehensive energy bill that included a provision to ban MTBE in the United States within four years of its enactment. The U.S. House of Representatives has also passed an energy bill, but it does not contain a provision to ban MTBE. The Senate and the House must proceed to conference to determine whether energy legislation can be agreed to by both parties and then passed by the U.S. Congress. It is uncertain whether the energy legislation will be agreed upon and passed by the whole U.S. Congress and if passed whether it will include a provision to ban MTBE.

METHANEX CORPORATION 2002 SECOND QUARTER REPORT 3

Strategic Initiatives

Low-Cost Methanol Production Capacity

We are continuing to assess an 840,000 tonne per year expansion of our facility in Chile and the construction of a 2.0 million tonne per year methanol plant in Western Australia. We expect to make final decisions on both of these projects within the next year.

Liquidity and Capital Projects

Cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas in the second quarter of 2002 were $46 million compared with $10 million for the first quarter of 2002.

On June 19, 2002 we completed the issue of $200 million 8.75% senior notes due August 15, 2012. The proceeds will be used to repay the $150 million 7.40% notes due August 15, 2002 upon their maturity and for general corporate purposes. We also successfully completed a solicitation of consents to an amendment to the indenture to modify the limitation on restricted payments covenant relating to our 7.75% notes due August 15, 2005. Under the amended indenture, we are permitted to declare and pay up to $30 million of dividends in any twelve-month period while our consolidated net worth is less than $850 million. There is no restriction on paying dividends while consolidated net worth is above $850 million.

During 2001 we commenced a share buyback program to repurchase up to 11.5 million common shares pursuant to a normal course issuer bid, which expires on August 9, 2002. As at June 30, 2002 we had repurchased 8.5 million shares for a total cost of $57 million.

The Atlas project is a 1.7 million tonne per year methanol facility being constructed in Trinidad as a joint venture between Methanex (63.1%) and BP (36.9%). Construction is well advanced and is expected to be completed by late 2003. During the quarter ended June 30, 2002, our cash contribution to the Atlas project was $26 million. As at June 30, 2002, our total cash contribution to the project was $92 million, excluding the $17 million payment made in the third quarter of 2001 to acquire Beacon Energy Investment Fund’s interest in the Atlas project. Our total equity contribution to the joint venture, excluding the Beacon payment and assuming project financing is arranged as planned, is expected to be approximately $100 million. We plan to complete the project financing during the third quarter.

We have excellent financial capacity and flexibility. Our cash balance at June 30, 2002 was $441 million, of which $150 million will be used to repay the notes due August 2002. We also have an undrawn $291 million credit facility. The planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is estimated to total less than $80 million for the period to the end of 2004. We have the financial capacity to complete the capital maintenance spending program, fund our equity contribution for the construction of Atlas, repay the $150 million public bonds due in August 2002 and pursue new opportunities to enhance our strategic position in methanol.

Short-term Outlook

Supply disruptions and early signs of a recovery in demand have resulted in tight market conditions, low inventory levels and significantly improved methanol pricing into the third quarter. In addition, only limited new capacity is expected to impact the market to the end of 2003. In this environment, we will continue to focus on maximizing the value generated from our low cost facilities and global market position. The methanol price, however, will ultimately depend on industry operating rates and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low cost position will ensure that Methanex continues to be the leader in the methanol industry.

July 17, 2002

METHANEX CORPORATION 2002 SECOND QUARTER REPORT 4

Methanex Corporation

Consolidated Statements of Income	3 months ended		6 months ended
(unaudited)	June 30		June 30

(thousands of U.S. dollars, except number of shares and per share amounts)	2002	2001	2002	2001
Revenue	$223,563	$341,114	$405,290	$714,056
Cost of sales and operating expenses	171,535	254,325	342,690	504,361
Depreciation and amortization	28,959	26,824	57,012	54,284

Operating income before undernoted items	23,069	59,965	5,588	155,411
Interest expense	(6,619)	(8,297)	(13,270)	(16,438)
Interest and other income	4,111	4,709	6,476	8,994

Income (loss) before income taxes	20,561	56,377	(1,206)	147,967
Income tax expense	(4,890)	(16,058)	(500)	(38,870)

Net income (loss)	$15,671	$40,319	$(1,706)	$109,097
Retained earnings, beginning of period	373,370	453,610	397,310	384,832
Excess of repurchase price over assigned value of common shares	(12,594)	—	(19,157)	—

Retained earnings, end of period	$376,447	$493,929	$376,447	$493,929

Weighted average number of common shares outstanding*	126,965,224	162,371,459	128,291,902	161,772,225
Basic and diluted net income (loss) per common share	$0.12	$0.25	$(0.01)	$0.67

*	number of common shares outstanding at June 30, 2002: 125,729,542 (June 30, 2001: 162,499,266)

METHANEX CORPORATION 2002 SECOND QUARTER REPORT 5

Methanex Corporation

Consolidated Balance Sheets	June 30	December 31
(unaudited)	2002	2001

(thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	$441,005	$332,129
Receivables	48,540	35,219
Inventories	88,326	99,908
Prepaid expenses	19,830	8,685

	697,701	575,941
Property, plant and equipment	1,60,142	1,031,716
Other assets	86,070	85,693

	$1,843,913	$1,693,350

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$106,023	$110,281
Current maturities on long-term debt and other long-term liabilities	154,676	154,693

	260,699	264,974
Long-term debt	449,656	249,535
Other long-term liabilities	79,591	78,911
Future income taxes	160,700	164,469
Shareholders’ equity
Capital stock	516,820	538,151
Retained earnings	376,447	397,310

	893,267	935,461

	$1,843,913	$1,693,350

METHANEX CORPORATION 2002 SECOND QUARTER REPORT 6

Methanex Corporation

Consolidated Statements of Cash Flows	3 months ended		6 months ended
(unaudited)	June 30		June 30

(thousands of U.S. dollars)	2002	2001	2002	2001
Cash flows from operating activities:
Net income (loss)	$15,671	$40,319	$(1,706)	$109,097
Add (deduct):
Depreciation and amortization	28,959	26,824	57,012	54,284
Future income taxes	(1,067)	8,510	(3,769)	16,822
Other	2,935	2,342	5,006	4,389

Cash flows from operating activities before undernoted changes	46,498	77,995	56,543	184,592
Receivables and accounts payable and accrued liabilities	(13,468)	(3,180)	(22,264)	2,753
Inventories and prepaid expenses	(9,712)	(9,327)	(633)	(10,295)
Utilization of prepaid natural gas	(274)	(164)	(484)	(360)

	23,044	65,324	33,162	176,690

Cash flows from financing activities:
Proceeds on issue of long-term debt	200,000	—	200,000	—
Financing costs	(5,776)	—	(5,776)	—
Payment for shares repurchased	(25,879)	—	(45,183)	—
Issue of shares on exercise of incentive stock options	3,550	1,846	4,695	6,362
Repayment of other long-term liabilities	(630)	(898)	(1,154)	(1,863)

	171,265	948	152,582	4,499

Cash flows from investing activities:
Plant and equipment under development	(46,927)	—	(77,782)	—
Property, plant and equipment	(1,233)	(8,895)	(2,629)	(15,689)
Accounts payable and accrued liabilities related to capital expenditures	9,704	(200)	5,030	(428)
Other assets	(1,464)	826	(1,487)	843

	(39,920)	(8,269)	(76,868)	(15,274)

Increase in cash and cash equivalents	154,389	58,003	108,876	165,915
Cash and cash equivalents, beginning of period	286,616	333,854	332,129	225,942

Cash and cash equivalents, end of period	$441,005	$391,857	$441,005	$391,857

Supplementary cash flow information:

Interest paid, net of capitalized interest	$—	$128	$11,861	$15,474
Income taxes paid (received)	$(138)	$9,122	$377	$(6,465)

METHANEX CORPORATION 2002 SECOND QUARTER REPORT 7

Methanex Corporation
Notes to Consolidated Financial Statements
(unaudited)

Six months ended June 30, 2002

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. The consolidated financial statements have been prepared from the books and records without audit, however, in the opinion of management, all adjustments which are necessary to the fair presentation of the results of the interim period have been made.

These consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Methanex 2001 Annual Report. Except with respect to the change in accounting policies described below, the accounting policies applied in these interim consolidated financial statements are consistent with those applied in the Annual Report.

1.   Interest in joint venture

The Company has a 63.1% joint venture interest in Atlas Methanol Company (“Atlas”). The joint venture is constructing a 1.7 million tonne per year methanol plant in Trinidad. Construction is expected to be completed by the end of 2003.

The consolidated financial statements include the following amounts representing the Company’s interest in the Atlas joint venture:

($ thousands)	June 30, 2002	December 31, 2001

Consolidated Balance Sheet
Current assets	$20,801	$1,995
Property, plant and equipment	127,656	63,131
Current liabilities	14,892	7,690

	Three months ended	Three months ended	Six months ended	Six months ended
($ thousands)	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001

Consolidated Statement of Cash Flows
Cash outflows from investing activities	$28,258	$ —	$57,323	$ —

During the six months ended June 30, 2002, $3.6 million (June 30, 2001 — $nil) of interest was capitalized to plant and equipment under development.

To June 30, 2002, the joint venture had no revenue and all expenditures were capitalized to plant and equipment under development.

The Company estimates that its remaining share of capital expenditures to complete the construction of Atlas will be approximately $139 million and will be incurred over the period to December 31, 2003. The Company expects that these expenditures will be funded from project financing, cash generated from operations and cash and cash equivalents. The Company’s total equity contribution to the joint venture, assuming project financing is arranged as planned, is expected to be approximately $100 million. At June 30, 2002, the Company estimates its future cash equity contribution to the project will be approximately $8 million.

2.   Long-term debt

On June 19, 2002 the Company completed the issue and sale of 8.75% senior notes due August 15, 2012 in an aggregate principal amount of $200 million.

METHANEX CORPORATION 2002 SECOND QUARTER REPORT 8

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Six months ended June 30, 2002

3.   Capital Stock and Share Repurchase

(a)	Changes in the capital stock of the Company during the period January 1, 2002 to June 30, 2002 were as follows:

	Number of	Consideration
	Common Shares	($ thousands)

Balance, December 31, 2001	131,167,942	$538,151
Issued on exercise of incentive stock options	270,000	1,145
Shares repurchased	(3,108,000)	(12,741)

Balance, March 31, 2002	128,329,942	$526,555
Issued on exercise of incentive stock options	599,600	3,550
Shares repurchased	(3,200,000)	(13,285)

Balance, June 30, 2002	125,729,542	$516,820

During the six months ended June 30, 2002, the Company repurchased for cancellation 6.3 million common shares. The cost to acquire the shares in the amount of $45.1 million was allocated $25.9 million to capital stock and $19.2 million to retained earnings.

(b)	On June 14, 2002 the Company completed a solicitation of consents to an amendment to the indenture to modify the limitation on restricted payments covenant relating to our 7.75% notes due August 15, 2005. Under the amended indenture, the Company is permitted to declare and pay up to $30 million of dividends in any twelve-month period while our consolidated net worth is less than $850 million. There is no restriction on paying dividends while consolidated net worth is above $850 million.

4.   Net Income Per Share

A reconciliation of the weighted average number of common shares is as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001

Denominator for basic net income per share	126,965,224	162,371,459	128,291,902	161,772,225
Effect of dilutive stock options	2,019,842	1,973,422	—	1,460,277

Denominator for diluted net income per share	128,985,066	164,344,881	128,291,902	163,232,502

METHANEX CORPORATION 2002 SECOND QUARTER REPORT 9

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Six months ended June 30, 2002

5.   Stock Options

(a)	Incentive stock options:

Common shares reserved for incentive stock options at June 30, 2002 were as follows:

	Options denominated in CAD$		Options denominated in US$

		Weighted		Weighted
	Number of	Average	Number of	Average
	Stock Options	Exercise Price	Stock Options	Exercise Price

Outstanding at December 31, 2001	8,690,750	$10.09	—	$—
Granted	—	—	2,449,000	6.45
Exercised	(270,000)	6.73	—	—
Cancelled	(4,750)	7.35	—	—

Outstanding at March 31, 2002	8,416,000	$10.20	2,449,000	$6.45
Granted	—	—	15,000	8.82
Exercised	(599,600)	9.18	—	—
Cancelled	(25,275)	12.15	—	—

Outstanding at June 30, 2002	7,791,125	$10.28	2,464,000	$6.46

As at June 30, 2002, 6,225,531 incentive stock options were exercisable at an average price of CAD$11.01.

(b)	Performance stock options:

As at June 30, 2002, 2,125,000 (December 31, 2001 – 2,125,000) performance stock options are outstanding and 708,333 will vest and be exercisable after September 30, 2002.

(c)	Fair value method disclosure:

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations require equity instruments awarded to employees and the cost of the service received as consideration to be measured and recognized based on the fair value of the equity instruments issued. Compensation expense is recognized over the period of related employee service, usually the vesting period of the equity instrument awarded. Alternatively, the new recommendations permit the measurement of compensation expense for stock option grants to employees and directors that are not direct awards of stock, stock appreciation rights or otherwise call for settlement in cash or other assets by an alternative method and to provide pro forma disclosure of the financial results using the fair value method. The Company has elected to follow an alternative method and continue with the former accounting policy of recognizing no compensation expense when stock options are granted because the Company grants stock options with an exercise price based on the market price at the date of the grant.

METHANEX CORPORATION 2002 SECOND QUARTER REPORT 10

Methanex Corporation
Notes to Consolidated Financial Statements (Continued)
(unaudited)

Six months ended June 30, 2002

5.   Stock Options (continued)

(c)	Fair value method disclosure (continued):

Had compensation expense been determined based on the fair value method, the Company’s net loss and net loss per share for the six months ended June 30, 2002, would have been adjusted to the pro forma amounts indicated below:

	Three months ended	Six months ended
($ thousands, except per share amounts)	June 30, 2002	June 30, 2002

Net income (loss) – as reported	15,671	(1,706)
Net income (loss) – pro forma	14,637	(3,081)
Net income (loss) per share – as reported	0.12	(0.01)
Net income (loss) per share – pro forma	0.12	(0.02)

The pro forma amounts exclude the effect of stock options granted prior to January 1, 2002. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 0%, expected life of 5 years, and volatility of 35%.

The weighted average fair value of stock options granted during the six months ended June 30, 2002 was $2.46 per share.

6.   Natural Gas

Production from the Company’s New Zealand operations is dependent on the supply of gas from the Maui field. We estimate that our current contracted natural gas entitlements are sufficient to operate the New Zealand plants at capacity for the equivalent of approximately two and one-half years. During 2001, the owners of the Maui field announced that the Maui reserves may be materially less than previously estimated and below the aggregate of contract quantities. This could potentially reduce the amount of contracted gas available to Methanex. The process to determine the available reserves in the Maui field is expected to be completed by the end of 2002. The Company is continuing to pursue acquisitions of additional gas to supply our New Zealand plants. However, there can be no assurance that we will be able to secure additional gas in New Zealand at commercially acceptable terms.

METHANEX CORPORATION 2002 SECOND QUARTER REPORT 11

Quarterly History	YTD			YTD					YTD
(unaudited)	2002	Q2	Q1	2001	Q4	Q3	Q2	Q1	2000	Q4	Q3	Q2	Q1

Methanol sales volume (thousands of tonnes)
Company produced product	2,920	1,489	1,431	5,390	1,522	1,327	1,296	1,245	5,815	1,324	1,398	1,548	1,545
Purchased product	325	129	195	1,280	170	301	404	405	814	305	245	133	131
Commission sales[1]	340	183	157	720	169	184	146	221	142	142	—	—	—

	3,584	1,801	1,783	7,390	1,861	1,812	1,846	1,871	6,771	1,771	1,643	1,681	1,676

Methanol production (thousands of tonnes)
North America	227	103	124	445	127	123	93	102	685	108	114	223	240
New Zealand	1,135	601	535	2,133	592	520	447	574	2,410	593	620	607	590
Chile	1,448	743	706	2,783	662	710	708	703	2,912	716	666	778	752

	2,810	1,447	1,365	5,361	1,381	1,353	1,248	1,379	6,007	1,417	1,400	1,608	1,582

Methanol price[2]
($/tonne)	125	138	111	172	115	147	200	225	160	202	187	141	112
($/gallon)	0.38	0.42	0.33	0.52	0.35	0.44	0.60	0.68	0.48	0.61	0.56	0.42	0.34
Per share information
Net income (loss)	$(0.01)	0.12	(0.13)	0.46	(0.10)	(0.15)	0.25	0.43	0.85	0.40	0.35	0.17	(0.06)

[1]	Sales of product from Titan plant in Trinidad. Methanex markets 100% of Titan product.

[2]	Produced and purchased product.

METHANEX CORPORATION 2002 SECOND QUARTER REPORT 12

NEWS RELEASE
Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Toll Free: 1-800-661-8851 http://www.methanex.com

For immediate release

METHANEX ANNOUNCES NEW DIVIDEND

July 19, 2002

Methanex Corporation announced today that its Board of Directors has approved the commencement of a quarterly dividend to shareholders. The first quarterly dividend of US$0.05 per share will be payable on September 30, 2002 to holders of common shares of record on September 16, 2002.

Pierre Choquette, President and CEO of Methanex, commented, “We are very pleased to begin payment of a dividend to our shareholders at a level that we believe can be sustained and built upon over time.” Mr. Choquette added that, “In addition to the quarterly dividend, the Board will periodically consider other forms of distribution whenever general business conditions, financial results, capital requirements and other relevant factors warrant.”

A conference call is scheduled for Monday, July 22 at 1:00 pm EDT (10:00 am PDT) to elaborate on our payment of dividends and to answer any questions. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The security code for the call is 75577. A playback version of the conference call will be available until July 29th at (877) 653-0545. The reservation number for the playback version is 157791.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” Methanex can be visited online at www.methanex.com.

-  end  -

Inquiries: Chris Cook Manager, Investor Relations Brad Boyd Corporate Controller and Director, Investor Relations Phone: (604) 661-2600	Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include the payment of dividends in the future, which will be at the discretion of our Board of Directors having regard to our earnings, operating and financial condition, capital requirements, other distribution alternatives and such other factors as are deemed relevant by the Board. Please also refer to page 28 in our 2001 Annual Report for more information on forward-looking statements.